For the period ended (a) 12/31/96
File number (c) 811-2896

                         SUB-ITEM 77 D

          Policies   with  Respect   to   Security
Investments

     On October 30, 1996 the Fund's shareholders approved the following changes to the Fund's investment policies:

          Approval of an amendment of the Fund's fundamental investment restriction regarding investment in shares of other investment companies which would allow the Fund to invest up to 10% of its total assets in shares of other companies.

          Approval of an amendment of the Fund's fundamental investment restriction regarding unseasoned issuers which would prohibit the Fund from purchasing any security if as a result the Fund would have more than 5% of its total assets invested in securities of companies less than three years old.

          Approval  of an amendment of the  Fund's
     investment   restriction  to  eliminate   the
     prohibition on investing in non-fixed income equity securities.

          Approval  of an amendment of the  Fund's
     investment  restriction regarding the  making
     of   loans  which  would  limit  the   Fund's
     purchase of loan participations to 5% of the Fund's total assets.

          Approval of an amendment of the Fund's investment restriction to permit the Fund to use futures contracts and options thereon.